UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12 (b) or (g) of The Securities Exchange Act of 1934




                            CIRO INTERNATIONAL, INC.
        (Exact Name of Small Business Issuer as Specified in its Charter)



                  Nevada                                13-3963499
 (State of Incorporation or Organization)   (I.R.S. Employer Identification No.)


    445 Fifth Avenue, Suite 11 A
          New York, New York                              10016
(Address of Principal Executive Offices)                (Zip Code)


                                 (212) 481-1322
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12 (b) of the Act.

                                      None

     Securities to be registered pursuant to Section 12 (g) of the Act.

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of Class)

                            Ciro International, Inc.
                              CROSS REFERENCE SHEET

Item Number and Caption in Form 10-SB                          Caption in Form 10-SB

1.  Item  101.  Description  of  Business..................... Description  of Business

2.  Item 303. Management's Discussion and Analysis or
Plan of Operation............................................. Management's Discussion and Analysis

3.  Item  102.  Description  of  Property..................... Description  of Properties

4.  Item 403. Security Ownership of Certain                    Security Ownership of Certain Beneficial
Beneficial Owners and Management.............................. Owners and Management

5.  Item 401. Directors, Executives Officers,                  Directors, Executives Officers, Promoters and
Promoters and Control Persons ................................ Control Persons


6.  Item 402. Executive Compensation.......................... Executive Compensation

7.  Item 404.  Certain Relationships and Related
Transactions.................................................. Certain Relationships and Related Transactions


8.  Item 103. Legal Proceedings............................... Legal Proceedings

9.  Item 201. Market for Common Equity and Related             Market for Common Equity and Related
Stockholder Matters .......................................... Stockholder Matters

10. Item 701. Recent Sales of Unregistered Securities......... Recent Sales of Unregistered Securities

11. Item 202. Description of Securities....................... Description of Securities

12. Item 702. Indemnification of Directors and Officers....... Indemnification of Directors and Officers

13. Item 310. Financial Statements............................ Financial Statements

14. Item 304. Changes in and Disagreements with
Accountants on Accounting and Financial                        Changes in and Disagreements with
Disclosure.................................................... Accountants and Financial Disclosure

15. Item 601. Index to Exhibits............................... Index to Exhibits

                            Ciro International, Inc.

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS...............................................1

PART I ..................................................................1
         ITEM 1.  DESCRIPTION OF BUSINESS................................1
                           BUSINESS DEVELOPMENT..........................1
                           BUSINESS OF ISSUER............................2
                           PRODUCTS; TRADEMARKS; LICENSES................3
                           COMPETITION...................................5
                           REPORTS TO SECURITY HOLDERS...................6

         ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS
                           AND RESULTS OF OPERATION......................6
                           RESULTS OF OPERATIONS.........................6
                           LIQUIDITY AND CAPITAL RESOURCES ..............7
                           SEASONALITY...................................9
                           YEAR 2000 COMPLIANCE..........................9

         ITEM 3.           DESCRIPTION OF PROPERTY.......................9

         ITEM 4.           SECURITY OWNERSHIP OF CERTAIN
                           BENEFICIAL OWNERS AND MANAGEMENT.............10

         ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                           AND CONTROL PERSONS..........................11

         ITEM 6.  EXECUTIVE COMPENSATION................................11

         ITEM 7.  CERTAIN RELATIONSHIPS AND
                           RELATED TRANSACTIONS.........................12

         ITEM 8.  DESCRIPTION OF SECURITIES.............................12
                           DIVIDENDS....................................13
                           VOTING RIGHTS................................13
                           PREEMPTIVE RIGHTS............................13
                           ANTI-TAKEOVER PROVISIONS.....................13
                           TRANSFER AGENT...............................13

PART II ................................................................13
         ITEM 1.  MARKET FOR COMMON EQUITY AND
                           RELATED STOCKHOLDER MATTERS..................13

         ITEM 2.  LEGAL PROCEEDINGS.....................................14

         ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                           ON ACCOUNTING AND FINANCIAL DISCLOSURE.......14

         ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES. .............14

         ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.............15

PART F/S ...............................................................17
                  FINANCIAL STATEMENT...................................17

PART III ...............................................................18
         ITEM 1.  INDEX TO EXHIBITS.....................................18

INDEX TO FINANCIAL STATEMENTS ..........................................20

SIGNATURES .............................................................21

                           FORWARD-LOOKING STATEMENTS

     The Company cautions readers regarding certain "forward-looking statements", within the meaning of the Private Securities Litigation Reform Act of 1995, in the following discussion and elsewhere in this registration statement or any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements make by, or on behalf of, the Company. The Company disclaims any obligation to update forward-looking statements.


                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

     Ciro International, Inc. was originally incorporated in the State of Florida on June 14, 1990 as Mid-Way Medical Diagnostic Center, Inc. ("Mid-Way (Florida)"). In September of 1996, Mid-Way (Florida) amended its articles of incorporation to increase the authorized number of common shares from 100 to 50,000,000 and to reduce the par value to $.001. Also in September of 1996, Mid-Way (Florida) forward split its outstanding shares of Common Stock
10,000-for-one, increasing the number of outstanding shares from 100 to 1,000,000.

     Mid-Way (Florida) was initially engaged in the business of attempting to establish and operate medical and diagnostic centers. During 1991, Mid-Way (Florida) abandoned its efforts to engage in such business.

     In September of 1997, Mid-Way (Florida) entered into a Stock Purchase Agreement with Mr. David Cohen in which Mid-Way (Florida) agreed to issue 10,000,000 shares of its Common Stock to Mr. Cohen for $100,000. Mr. Cohen was subsequently appointed the sole officer and director of Mid-Way (Florida). The funds paid to Mid-Way (Florida) were used by Mid-Way (Florida) to pay legal expenses and finder's fees in connection with the aforementioned transaction.

     In November 1997, Mid-Way (Florida) entered into a reorganization agreement with Ciro Jewelry, Inc. ("Ciro Jewelry (Delaware)"), a Delaware corporation, in which Ciro Jewelry (Delaware) agreed to merge with and into Mid-Way Acquisition Corp. ("Merger Sub"), a wholly owned Nevada corporation created by Mid-Way (Florida) solely for the purpose of merging with Ciro Jewelry (Delaware). By virtue of the merger, all of the assets, liabilities, and business of Ciro Jewelry (Delaware) became the assets, liabilities, and business of the Merger Sub.

     The closing of the reorganization occurred on December 2, 1997, and Mid-Way (Florida) issued 2,500,000 post-forward split shares to Mr. Murray A. Wilson, the sole shareholder of Ciro Jewelry (Delaware), in return for all of the outstanding stock of Ciro Jewelry (Delaware). As a result of the merger, the Merger Sub changed its name to Ciro Jewelry, Inc. ("Ciro Jewelry"); Mr. Cohen resigned as the sole officer and director of the Company and of Ciro Jewelry and simultaneously appointed Mr. Wilson as the sole director of each entity.

     In connection with the aforementioned reorganization, Mr. Cohen canceled 9,400,000 of the 10,000,000 pre-forward split shares held by him. He also sold 260,000 of his pre-forward split shares to Mr. Wilson for $26,000 and 140,000 of his pre-forward split shares to Mr. Laszlo Schwartz, a former officer of the Company, for $14,000.

     In December 1997, Mid-Way (Florida) changed its name to Ciro International, Inc. ("Ciro" or, "the Company") at the same time the Company merged with Mid-Way Medical and Diagnostic Center, Inc., a Nevada corporation, which was established solely for the purpose of changing the domicile of the Company from the State of Florida to the State of Nevada.

BUSINESS OF ISSUER

     The Company exists primarily as a holding company, and accordingly, the operations described in this document, unless otherwise specified, are those of its operating subsidiary, Ciro Jewelry. The Company's main source of income is as a result of the licensing of the CIRO name.

     Ciro Jewelry currently has six licensees in the United States, Korea, Israel, Portugal, Mexico, and Russia, which operate approximately 20 retail fashion jewelry stores using the CIRO name. In addition, Ciro Jewelry holds a number of trademarks and trade names relating to the CIRO name throughout the world. The license agreements, trademarks and trade names were acquired by Ciro Jewelry from Merchants T&F, Inc. ("MT&F"), a corporation controlled by Mr. Wilson, an officer, director, and a controlling shareholder of the Company. See "Related Transactions". In 1994 Ciro, Inc., Ciro of Bond Street, Inc., and Ciro Creations, Inc. (hereinafter collectively referred to as, "Former Ciro") filed for protection under Chapter 11 of the U.S. Bankruptcy Code. On February 5,

1995, for $1,475,000, MT&F purchased certain assets from Mr. Alan Cohen, as Trustee in the bankruptcy of Former Ciro. These assets included real property leases for various store locations previously operated by Former Ciro together with the security deposits thereunder, the personal property in the stores merchandise inventory, computer equipment and software used in connection with the operation of Former Ciro, and the agreements between Former Ciro and all of its franchisees. MT&F, using the services of Ciro Jewelry, subsequently sold off substantially all of the assets purchased from the bankruptcy court, but retained the trademarks, trade names and licensing agreements. MT&F transferred these license agreements, trademarks and trade names to Ciro Jewelry in 1995 as a capital contribution for 1,500 shares of Ciro Jewelry. Neither MT&F, Ciro Jewelry, nor the officers, directors, or affiliates of such entities, had any affiliation with Former Ciro.

     The Company currently does not own or hold leases to any stores. All individual licensees are responsible for owning their own stores as well as securing their own merchandise. The Company does not manufacture or distribute the products sold under the CIRO name, nor does it secure the source or availability of materials used to manufacture the Ciro products. These responsibilities are left up to the individual licensees. As such, the Company bears no research and development costs. The Company maintains two employees for both Ciro International and Ciro Jewelry.

PRODUCTS; TRADEMARKS; LICENSES

     Before filing for protection under federal bankruptcy laws, Former Ciro was a significant retailer of high quality imitation jewelry and cultured and imitation pearls under the name CIRO, Ken Lane, Kenneth Jay Lane, and Daniel Swarovski trade names. The items sold under these names included all types of jewelry set with imitation, man-produced diamonds, imitation pearls, cultured pearls and wide range of necklaces, rings, brooches, earrings, bracelets, and watches. In December of 1993, Former Ciro owned a total of 146 retail stores, of which 47 were located in the United States, 75 in the United Kingdom, 13 in Germany, 5 in Austria, and 6 in France. At such time Former Ciro employed a total of 623 people at these locations. In addition, it had 14 licensing arrangements. Ciro Jewelry has serviced the remaining licensees and collected royalty payments therefrom since 1995.

     The Company intends to expand its licensing arrangements and expand into 14K gold and semi-precious stones. Ciro Jewelry presently has licensing arrangements with entities throughout the world, entitling them to use the CIRO trade name in connection with their retail stores, subject to certain quality control requirements enforced by Ciro Jewelry. The licensees are entitled to open as many stores as they wish within the territory for which their licenses are granted. Each license agreement is for an initial term of five years, renewable at the option of Ciro Jewelry.

     The following table sets forth: (1) the location for which a licensee has rights to open stores;

(2) whether the licensees' development rights are exclusive or non-exclusive to the licensee; (3) the total number of stores opened as of July 1, 1999; and, (4) the year in which the present license agreement shall expire:

                    Exclusive/            Total Stores            License
Location            Non-Exclusive        Open at 7/1/99        Expiration Date
--------            -------------        --------------        ---------------
Mexico              Exclusive                  3               December 2002
Korea               Exclusive                  4               December 1999
Russia              Exclusive                  0               December 2002
Israel              Exclusive                  8               December 2002
USA                 Non-exclusive              2               December 2002
USA                 Non-exclusive              2               December 1998


     The  Company  currently  has no leases.  On  December  23,  1998,  Hamilton
Jewelry, Inc., Oldco Bijoux, Inc. and KJL Vegas, Inc. (collectively "U.S. Licensees") and Company (collectively the "Parties") agreed to close the United States stores in a Rescission Agreement (the "Rescission Agreement"). Under the terms of the Rescission Agreement, the Company and its U.S. Licensees agreed that all documents executed by the May 1, 1998 agreement are canceled and are null and void.

     In furtherance of the Rescission Agreement, the U.S. Licensees and the Company agreed to that the U.S. Licensees shall repay, as per separate agreement to be negotiated by the Parties, the advance of $300,000.00 forwarded to the U.S. Licensees by the Company for the purposes of the Jewelry Business. Under this Rescission Agreement, the U.S. Licensees and the Company agreed to each release and discharge their respective party from all causes of actions relating to the agreement for the repayment of the $300,000.00, royalty arrangements concerning use of the Ciro trademark and lease purchase agreement with respect to the lease for the Ciro shop at Caesar's Palace Hotel.

     Ciro Jewelry's registered trademark is "Ciro 7." MT&F originally purchased several trade names and trademarks in the bankruptcy of the Former Ciro. In 1995, MT&F assigned all of its rights, title, and interests in the trade names and trademarks to Ciro Jewelry, subject to existing license agreements. Set forth below is a list of the trademarks and trade names currently owned by Ciro Jewelry.

Country           Mark             Application Number        Registration Number
-------           ----             ------------------        -------------------
Bolivia           CIRO                    1361
Chile             CIRO                                              421866
Hungary           CIRO                                              137946
Israel            CIRO                                              80209
                  CIRO                                              80210
                  CIRO in Hebrew                                    80058
                  CIRO in Hebrew                                    80059
Japan             CIRO                    63006/1993
Macao             CIRO                                              11006-M
                  CIRO                    11515-M
Mexico            CIRO                                              416046
                  CIRO                                              421337
Monaco            CIRO                                              9314680
Panama            CIRO (stylized)                                   54820
                  CIROLITE                                          54821
Philippines       CIRO                    85612-PN
Portugal          CIRO                    276161
                  CIRO                    280206
Russia            CIRO                    95703549
South Korea       CIRO                                              262281
                  CIRO                                              262282
                  CIRO                                              265017
                  CIRO                                              265158
U.S.A.            CIRO                                              327696
                  CIRO                                              826855
                  CIRO                                              1794011
                  CIRO                                              1668523
                  CIRO (stylized)                                   601862
                  CIRO and crown          74/350726
                  CIROLITE                                          949790
                  Crown device            74/350876

COMPETITION

     The Jewelry business is highly competitive, with competition from other independent jewelry stores, department stores, and others operating in leased concession department stores. Many of the Company's competitors have greater technical expertise, financial resources and marketing capabilities than the Company. Many have been in existence longer and have a much more established market presence and substantially greater financial, marketing and other resources. The Company competes with a variety of other retail jewelry businesses in the industry, and income is dependent upon the various license arrangements with others to use the Ciro name. There is no assurance that the rights to such name are adequately protected, although the Company has attempted to contact various federal and foreign agencies to protect the exclusive use of the "Ciro" name.

REPORTS TO SECURITY HOLDERS

     Prior to filing this Form 10-SB, the Company had not been required to deliver annual reports. The press releases or letters to shareholders have been issued. However, once the Company becomes a reporting company, the Company shall deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"). Additionally, the Company shall deliver annual reports to securities holders as required by the rules or regulations of any exchange upon which Ciro's shares may be traded. If the Company is not required to deliver annual reports, it is not likely that the Company will go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, such reports will contain audited financial statements as required.

     Prior to the filing of this Form 10-SB, the Company had not filed reports with the Securities and Exchange Commission (hereinafter the "Commission"). However, once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, then it may file additional registration statements for those shares. The public may read and copy any materials Ciro files with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's Web site is (HTTP://WWW.SEC.GOV).

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS - COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

     Revenue for the year ended December 31, 1998 was $213,244, a 2,079% increase from $9,740 during the year ended December 31, 1997. The increase in revenue of $203,504 is due to the fact that the 1997 revenue included royalty income generated by the Company's Subsidiary Ciro Jewelry, Inc. for only one month as the acquisition fate of the Subsidiary was December 1997.

     Operating costs consisting of selling, general and administrative expenses for the year ended

December 31, 1998 were $432,160 compared to $128,935 from the year ended December 31, 1997. The increase of $303,225 in expenses reflects the inclusion of Ciro Jewelry operations for a full twelve-month period in 1998 versus one month in 1997. A majority of the increase can also be attributed to a bad debt reserve of $207,625 against the $213,244 of generated revenue.

     Loss from operations for the year ended December 31, 1998 were $218,916 compared to $118,695 for the year ended December 31, 1997. The increase of $100,221 in losses reflects the increase in operating costs from 1998 to 1997.

     Other expenses for the year ended December 31, 1998 was $309,600 compared to $0 for the year ended December 31, 1997. The majority of the other expenses for 1998 relate to a merger advance reserve. The reserve was necessary because advances given to a potential merger partner of $310,000 have doubt as to their recoverability due to a recession agreement of the proposed merger. The recession agreement states that the $310,000 is to be repaid in full.

     Net loss for the year ended December 31, 1998 was $529,261 compared to $118,695 for the year ended December 31, 1997. The increase in loss of $410,566 reflects the increase in bad debt reserve and the merger advance reserve as explained above.

LIQIDITY AND CAPITAL RESOURCES

     Working capital at December 31, 1998 decreased to $496 from working capital of $13,689 at December 31, 1997. The decrease in working capital was primarily due to a decrease in accounts receivable.

RESULTS OF OPERATIONS - COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

     Revenue for the nine months ended September 30, 1999 was $55,418, a 51% decrease when compared to the nine months ended September 30, 1998, of $113,244. The decrease in sales is attributable to a reduction of royalty income from entities with which the Company had rescinded a merger agreement.

     Operating costs consisting of selling, general and administrative expenses was $125,789 for the nine months ended September 30, 1999 compared to $307,005 for the nine months ended September 30, 1998. The 59% decrease in operating costs of $181,216 are attributable to the termination of a management fee agreement during 1999, which was in place during 1998. In addition a lower reserve for bad debts was needed in 1999 as compared to 1998.

     Loss from operations for the nine months ended September 30, 1999 was $70,371 compared to $193,761 for the nine months ended September 30, 1998. The decrease of $123,390 in losses reflects the decrease in operating costs from September 30, 1999 compared to 1998.

     Other (income) expenses for the nine months ended September 30, 1999 was ($300) compared to $309,800 for the nine months ended September 30, 1998. The majority of the other expenses for 1998 relate to a merger advance reserve. The reserve was necessary because advances given to a potential merger partner of $260,000 have doubt as to their recoverability due to a rescission agreement of the proposed merger. The rescission agreement states that the $260,000 is to be repaid in full.

     Net loss for the nine months ended September 30, 1999 was $73,265 compared to $504,306 for the nine months ended September 30, 1998. The decrease in loss of $431,041 reflects the decrease in bad debt reserve and the merger advance reserve from September 30, 1999 to 1998 as explained above.


LIQIDITY AND CAPITAL RESOURCES

     Ciro and its subsidiaries have accumulated a net deficit of over $724,000, giving rise to questions regarding the ability of the Company to continue as a growing concern.

     The nine months ended September 30, 1999 loss was $73,265 exclusive of the recognition of the loan loss provision. Management is currently exploring cost reductions, changes in cash flows policies, and the potential for increases in current capacity levels to improve profitability.

     The Company's ability to continue as a going concern is dependent upon its ability to attain a satisfactory level of profitability and to obtain suitable and adequate financing. The Company is currently not receiving royalty payments from a majority of its licensees. Management is currently considering whether to continue in its current business or to restructure the Company in another area.

SEASONALITY

     The current business of Ciro Jewelry's licensees is highly seasonal. Approximately 30% of the revenues are ordinarily earned in the final quarter of the year, primarily during the Christmas season.

YEAR 2000 COMPLIANCE

     The Year 2000 issue arises as the result of computer programs having been written, and systems having been designed, using two digits rather than four to define the applicable year. Consequently, such software has the potential to recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company does not expect to be affected by the Year 2000 issue as it does not rely on date-sensitive software or affected hardware. Its software has been protected and Ciro does not utilize machines to produce its products, which are computerized.

     The Company has not yet contacted other companies on whose services the Company depends to determine whether such companies' systems are Year 2000 compliant. If the system of Ciro or other companies on whose services Ciro depends, including Ciro's customers, are not Year 2000 compliant, there could be a material adverse effect on the Company's financial condition or results of operations. Although the Company does not anticipate any Year 2000 problems, it is unable to determine its most likely Year 2000 worst case scenario. Further, in the event that the Company suffers a material adverse effect due to the Year 2000 problem, it has no contingency plans at this time and does not expect to have any implemented by December 31, 1999. Notwithstanding the above, the Company does not expect to have to replace any machinery due to inherent Year 2000 problems.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company's physical facilities presently consists of only its main location at 445 Fifth Avenue, Suite 11A, New York, New York 10016. This facility is leased by MT&F who is in the eighth year of a 10 year lease with Mr. Murray
A. Wilson. See "Related Transactions". The facility used by the Company is approximately 1000 square feet. Currently, this facility is used as the Company's corporate headquarters, billing sites and company offices.

     Currently, Ciro Jewelry does not own any property. All stores where Ciro Jewelry is sold are owned by individual licensees.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth the beneficial ownership of shares of voting stock of Ciro, as of December 15, 1999, of (i) each person known by Ciro to beneficially own 5% or more of the shares of outstanding common stock; (ii) each of Ciro's executive officers and directors; and (iii) all of Ciro's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and investment and voting power is held by the persons named as owners.

==================================================================================================================
       Title of Class         Name and Address of Beneficial Owner      Amount and Nature of       Percentage of
                                                                          Beneficial Owner             Class
------------------------------------------------------------------------------------------------------------------

           Common                   Murray A. Wilson (1) (2)                3,500,000                 48.75%
------------------------------------------------------------------------------------------------------------------
           Common                       Max Bloch (3) (4)                       -0-                     -0-
------------------------------------------------------------------------------------------------------------------
           Common                         CEDE & CO (5)                       814,000                 11.34%
------------------------------------------------------------------------------------------------------------------
           Common                All officers and directors as a            3,500,000                 48.75%
                                        group (2 persons)
==================================================================================================================

----------

(1)  The address for Murray A. Wilson is 445 Fifth Avenue, New York, NY 10016.

(2) Murray A. Wilson serves as the Company's President, Chief Executive Officer, Director and Secretary.

(3)  The address for Max Bloch is Buchstrasse 2, Endingen, Switzerland 5304.

(4)  Max Bloch serves as Ciro's Vice President.

(5) The address for CEDE & CO is PO Box 222 Bowling Green Station, New York, NY 10274.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

     Set forth below are the names and ages of and the positions and offices held by each of the Directors and Executive Officers of the Company.

                                         Positions and Offices
      Name                     Age       With The Company
      ----                     ---       ---------------------

      Murray A. Wilson         60        Director; Chief Executive Officer;
                                         President & Secretary

      Max Bloch                48        Vice President


     Murray A. Wilson has served as Ciro's President, Chief Executive Officer, Director and Secretary since December 1, 1997. In addition, Mr. Wilson has served as President and the Chief Operating Officer of MT&F, Inc. since 1990. From 1994 to present, Mr. Wilson has served as President of Grossingers Trademark.

     Max Bloch has been a partner in Berlowitz Bloch & Partner, located in Zurich, Switzerland, a portfolio management firm, since 1996. From 1994 to 1996, he was the Deputy Manager and a director of Giro-Credit Bank, located in Zurich, Switzerland, and from 1993 to 1994, he was the Deputy Manager and a director of Uto Bank AG, located in Zurich, Switzerland.

ITEM 6. EXECUTIVE COMPENSATION.

     The following information sets forth the cash and other compensation paid or accrued by Ciro during the last fiscal year, with respect to services performed by Murray A. Wilson and Max Bloch for services as officers and director of the Company.

     Neither Mr. Wilson nor Mr. Bloch has received any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorization by the Board of Directors, which is not expected to occur until the Company has generated revenues.

     The following table sets forth information concerning all remuneration paid by the Company as of December 15, 1999 to the Company's Directors and all Executive Officers as a group:

                                              Summary Compensation Table

                                Annual Compensation                  Long Term Compensation
                               =====================================================================

                                                                   AWARDS                   PAYOUTS
=====================================================================================================================
Name and Principal     Year    Salary    Bonus ($)  Other         Restricted  Securities   LTIP        All Other
Position                       ($)                  Annual        Stock       Underlying   Payouts     Compensation
                                                    Compensation  Award(s)    Options/     ($)         ($)
                                                    ($)           ($)         SARs (#)
---------------------------------------------------------------------------------------------------------------------
Murray A. Wilson       1998       0           0           0           0            0          0              0
(Director; C.E.O.;     1999       0           0           0           0            0          0              0
President; Secretary)
---------------------------------------------------------------------------------------------------------------------
Max Bloch              1998       0           0           0           0            0          0              0
(Vice President)       1999       0           0           0           0            0          0              0
=====================================================================================================================


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Murray A. Wilson, Director, Chief Executive Officer, President and Secretary of the Company is also the sole shareholder of Merchants T&F, Inc. ("MT&F"), the former parent of Ciro Jewelry (Delaware). Effective August 1, 1997, MT&F entered into a one-year consulting agreement ("Consulting Agreement") with Ciro Jewelry (Delaware). As compensation under such agreement, Ciro Jewelry (Delaware) agreed to pay MT&F the greater of $5,000 per month or 20% of the gross royalty income. In return, MT&F provided management and organizational services on a part-time basis. This agreement was not entered into in an arms' length transaction and although management believes the terms are fair, no independent determination of fairness has ever been obtained. The Consulting Agreement between MT&F and Ciro Jewelry (Delaware) expired July 31, 1998. The Company intends to renew this consulting agreement.

ITEM 8. DESCRIPTION OF SECURITIES.

     The following description is qualified in all respects by reference to the Company's Certificate of Incorporation and all amendments thereto and the Company's Bylaws, copies of which are attached hereto as exhibits.

     The Company's Articles of Incorporation, as amended, currently authorizes 50,000,000 shares of Common Stock, $0.001 par value. As of December 15, 1999, 7,160,000 shares of the Company's Common Stock were issued and outstanding to twenty-seven shareholders.

     Dividends. The Company has not declared any dividends since its inception. Because the Company intends to retain future earnings to fund the development and growth of its business, it does not anticipate paying cash dividends on the Common Stock in its foreseeable future. Any payments of dividends in the future is in the sole discretion of the Board of Directors of the Company. The
Company's decision will be dependent upon the Company's financial condition, results of operations and other factors the Board deems relevant.

     Voting Rights. Holders of shares of Common Stock will vote as a single class together on all matters submitted to a vote of stockholders, with each share of Common Stock entitled to one vote, except as otherwise provided by law.

     Preemptive Rights. The holders of Common Stock are not entitled to preemptive or subscription rights.

     Anti-Takeover Provisions. Although management is not presently aware of any takeover attempts, our Certificate of Incorporation defers to provisions in the Nevada General Corporation Laws which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another entity or person.

     Transfer Agent. The transfer agent for the shares of Common Stock of the Company is Interwest Transfer Company, Inc., with an address of 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, and telephone number (801) 272-9294.


                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     On October 21, 1999, the Company's Common Stock was no longer eligible to be quoted on the OTC-Bulletin Board for failure to comply with NASD Eligibility Rule 6530 (the "Rule"). After being de-listed from the OTC-Bulletin Board, the Company's Common Stock is now quoted in the "Pink Sheets" under the symbol "CIRR". The Pink Sheets are a static paper quotation medium operated by the National Quotation Bureau. While it is anticipated that the Company will apply to be re-listed on the OTC-Bulletin Board after this registration statement is declared effective by the Commission, the Common Stock may not be or remain eligible to trade under the Rule, which could result in an illiquid market in the Common Stock.

     The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for the Company's Common Stock as reported on the OTC-Bulletin Board. The quotations reflect inter-dealer prices without retail mark-up, markdown or commission, and may not represent actual transactions.

FISCAL YEAR ENDED December 31, 1999:

Quarter                             High                           Low
----------------------------------------------------------------------------
First Quarter                       $   7/8                       $   5/8
----------------------------------------------------------------------------
Second Quarter                      $   5/8                       $   1/4
----------------------------------------------------------------------------

FISCAL YEAR ENDED December 31, 1998:

Quarter                             High                           Low
----------------------------------------------------------------------------
First Quarter                       $  11/2                       $   7/8
----------------------------------------------------------------------------
Second Quarter                      $ 2 3/8                       $ 1 3/8
----------------------------------------------------------------------------
Third Quarter                       $ 2                           $ 1 1/8
----------------------------------------------------------------------------
Fourth Quarter                      $  11/4                       $   3/4
----------------------------------------------------------------------------

     As of December 15, 1999, the Company had approximately 27 shareholders of record. The Company has never declared or paid any dividends on its Common
Stock. The Company currently intends to retain any earnings for use in its business and therefore does not anticipate paying any dividends in the near future.


ITEM 2. LEGAL PROCEEDINGS.

     Neither Ciro nor any of its properties, is a party to any material pending legal proceedings or government actions, including any material bankruptcy, receivership, or similar proceedings. Management of Ciro does not believe that there are any material proceedings to which any director, officer, or affiliate of the Company, any owner of record of the beneficially or more than five percent of the common stock of Ciro, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to Ciro or has a material interest adverse to Ciro.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements with independent accountants over any item involving the Company's financial statements.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     Private Placement. In 1998, Ciro sold 660,000 shares of common stock, $.001 par value, at $.66 per share pursuant to Rule 504 of Regulation D Promulgated under the Securities Act of 1933, as amended, to twelve (12) investors for a total consideration of $435,600 net of commission and offering costs. The shares were issued as follows:

 PURCHASER                            NUMBER OF              DATE
                                    COMMON SHARES

--------------------------------------------------------------------------
ZINA COLOVAC                          100,000              04/02/98
--------------------------------------------------------------------------
GARY FEOLA                             37,000              03/09/98
--------------------------------------------------------------------------
SHIRLEY GIBBONS                       100,000              05/13/98
--------------------------------------------------------------------------
KEVIN LUBIC                            35,000              03/13/98
--------------------------------------------------------------------------
REGINA MAHER                           75,000         03/31/98, 04/01/98
                                                          & 04/02/98
--------------------------------------------------------------------------
KURT SUTER                            100,000              06/10/98
--------------------------------------------------------------------------
LARRY HUTCHER                          30,000              03/12/98
--------------------------------------------------------------------------
VINCENT MARTINEZ                       30,500              03/10/98
--------------------------------------------------------------------------
R. FARESS                              12,500              03/24/98
--------------------------------------------------------------------------
L. DEVITTO                             10,000              04/01/98
--------------------------------------------------------------------------
TODI INTERNATIONAL                     30,000              04/02/98
--------------------------------------------------------------------------
G. HYMAN                              100,000              06/26/98
--------------------------------------------------------------------------

     There have been no other offerings other than the Rule 504 offering in 1998.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Ciro's Certificate of Incorporation and By-laws contain provisions which reduce the potential personal liability of directors for certain monetary damages and provide for indemnity of directors and other persons. We are unaware of any pending or threatened litigation against Ciro or its directors that would result in any liability for which such director would seek indemnification or similar protection.

     Such indemnification provisions are intended to increase the protection provided to directors and, thus, increase our ability to attract and retain qualified persons to serve as directors. With directors liability insurance only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, we do not currently maintain a liability insurance policy for the benefit of our directors, although we may attempt to acquire such insurance in the future. We believe that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors and the general unavailability of directors liability insurance to provide protection against the increased risk of personal liability resulting from such lawsuits have combined to result in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies, particularly of companies which intend to become public companies. We also believe that the increased risk of personal liability without adequate insurance or other indemnity protection for our directors could result in overcautious and less effective direction and management of Ciro. Although no directors have resigned or have threatened to resign as a result of our failure to provide insurance or other indemnity protection from liability, it is uncertain whether Ciro's directors would continue to serve in such capacities if improved protection from liability were not provided.

     The provisions affecting personal liability do not abrogate a director's fiduciary duty to Ciro and its stockholders, but eliminate personal liability for monetary damages for breach of that duty. The provisions do not eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty to Ciro or its stockholders, or for violations of the federal securities laws. The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of Ciro.

     The provisions regarding indemnification provide that we will indemnify our directors against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of Ciro, including actions brought by or on behalf of Ciro (stockholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance. However, we do not currently provide such insurance to our directors, and there is no guarantee that we will provide such insurance to our directors in the near future, although Ciro may attempt to obtain such insurance.

     The above mentioned limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

     To date, we have not entered into any indemnification agreements with our officer and director. Indemnification agreements may require a company, among other things, to indemnify its officers and directors against certain liabilities (other than liabilities arising from willful misconduct of a culpable nature) that may arise by reason of their status or service as directors or officers. Such agreements may require a company to advance the expenses of its directors or officers incurred as a result of any proceeding against them as to which they could be indemnified. In addition, such agreements may require a company to obtain directors' and officers' insurance if available on reasonable terms. We reserve the right to enter into indemnification agreements in the future with our directors and officers.

PART F/S

ITEM 1. FINANCIAL STATEMENT

     For information regarding this item, reference is made to the "Index of Financial Statements."

PART III

ITEM 1.   INDEX TO EXHIBITS

       Assigned
        Number    Description of Exhibit

          2.1 Agreement and Plan of Reorganization between Mid-Way Medical and Diagnostic Center, Inc., a Florida corporation, Mid-Way Acquisitions Corp., a Nevada Corporation and Ciro Jewelry, Inc., a Delaware corporation, dated November 12, 1997.

          2.2  Plan and  Agreement of Merger of Ciro  Jewelry,  Inc., a Delaware
               corporation,   into   Mid-Way   Acquisitions   Corp.,   a  Nevada
               corporation dated November 12, 1997.

          2.3 Plan and Agreement of Merger of Mid-Way Medical and Diagnostic Center, Inc., a Florida corporation into Mid-Way Medical and Diagnostic Center, Inc., a Nevada corporation dated November 12, 1997.

          3.1  Articles of  Incorporation  of Ciro  International,  Inc.  (f/k/a
               Mid-Way   Medical  and   Diagnostic   Center,   Inc.),  a  Nevada
               corporation dated November 11, 1997.

          3.2 Certificate of Incorporation of Ciro Jewelry, Inc. (Del) dated June 28, 1994.

          3.3 Certificate of Amendment of Certificate of Incorporation of Ciro Jewelry, Inc., a Delaware corporation, dated September 23, 1997.

          3.4 Articles of Incorporation of Mid-Way Acquisitions Corp. (NV) dated November 11, 1997.

          3.5 Articles of Incorporation of Mid-Way Medical and Diagnostic Center, Inc., a Florida corporation dated June 6, 1990.

          3.6 Amendment to Articles of Incorporation of Mid-Way Medical and Diagnostic Center, Inc., a Florida corporation dated August 22, 1996.

          3.7 Amendment to Articles of Incorporation of Mid-Way Medical and Diagnostic Center, Inc., a Florida corporation dated July 8, 1997.

          3.8 Articles of Merger of Ciro Jewelry, Inc., a Delaware corporation, into Mid-Way Acquisitions Corp. (NV) dated December 1, 1997.

          3.9 Articles of Merger of Mid-Way Medical and Diagnostic Center, Inc., a Florida corporation into Mid-Way Medical and Diagnostic Center, Inc., a Nevada corporation dated December 1, 1997.

          3.10 Bylaws of Mid-Way Acquisitions Corp., a Nevada corporation adopted November 12, 1997.

          3.11 Bylaws of Mid-Way Medical and Diagnostic Center, Inc., a Nevada corporation adopted November 12, 1997.

          3.12 Bylaws of Ciro Jewelry, Inc., a Delaware corporation, adopted February 3, 1995.

          9.1  Stock Purchase  Agreement dated  September 1997,  between Mid-Way
               Medical and Diagnostic Center, Inc., a Florida corporation and David Cohen.

          9.2 Stock Purchase Agreement between Merchants T&F and Murray A. Wilson dated August 1, 1997.

          10.1 Bill of Sale between Merchants T&F and Ciro Jewelry, Inc. for the exchange of the rights to the Ciro name for and in consideration of 1,500 shares of common stock of Ciro Jewelry, Inc. This sale was dated November 10, 1997 to be effective February 3, 1995.

          10.2 Consignment Agreement between Merchants T&F and Ciro Jewelry, Inc., a Delaware corporation, dated November 10, 1997.

          10.3 Consultation Agreement between Merchants T&F and Ciro Jewelry, Inc., a Delaware corporation, dated November 10, 1997.

          10.4 Consultation   Agreement   between   Merchants   T&F   and   Ciro
               International dated August 29, 1997.

          10.5 Promissory Note whereas Murray A. Wilson promises to pay Merchants T&F $393,432 with 8% interest dated August 28, 1997.
               10.6 Asset purchase agreement between Alan Cohen and Merchants T&F dated February 2, 1995.

          10.7 Assignment of Franchise and License Agreements by and among Alan Cohen and Merchants T&F dated February 2, 1995.

          10.8 Termination of Exclusive License Agreement by and among Ciro Jewelry, Inc. and Merchants T&F and Hyman License, Inc. dated March 19, 1997.

          99.1 Ciro International, Inc., Limited Offering Memorandum dated January 14, 1998.

          99.2 Supplement No. 1 to the Limited Offering Memorandum dated January 14, 1998 of Ciro International, Inc. dated February 27, 1998.

          99.3 Supplement No. 2 to the Limited Offering Memorandum dated January 14, 1998 of Ciro International, Inc. dated March 31, 1998.

          99.4 Supplement No. 3 to the Limited Offering Memorandum dated January 14, 1998 of Ciro International, Inc. dated June 29, 1998.

          99.5 Form D for the Limited Offering Memorandum dated January 14, 1998 of Ciro International, Inc. dated April 2, 1998.

          99.6 Confirmation of Rescission of (i) Asset Purchase Agreement dated as of May 1, 1998 among Hamilton Jewelry, Inc., Oldco Bijoux, Inc. and KJL Vegas, Inc. (collectively "Sellers") and Ciro International, Inc. ("Buyer") and of (ii) the purchase transaction consummated thereunder. The rescission is dated December 23, 1998.

          99.7 Mid-Way Medical and Diagnostic Center, Inc., Private Placement Memorandum/Information Statement dated November 12, 1997.

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report                                               F-1
Financial Statements:
         Consolidated Balance Sheets                                       F-2
         Consolidated Statements of Operations                             F-3
         Consolidated Statements of Changes in Shareholders' Equity        F-4
         Consolidated Statements of Cash Flows                             F-5
Notes to Consolidated Financial Statements                         F-6  -  F-10

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 29, 1999


CIRO INTERNATIONAL, INC.


By:      /s/ Murray A. Wilson
         -------------------------------------------
         Murray A. Wilson, President, Chief Executive
                  Officer, Director and Secretary

                          INDEPENDENT AUDITORS' REPORT


To The Shareholders of
Ciro International, Inc. and Subsidiary
Salt Lake City, Utah


We have audited the accompanying consolidated balance sheets of Ciro International, Inc. and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our  opinion,  the  accompanying  financial  statements,  referred  to above, present fairly, the financial position of Ciro International, Inc. and Subsidiary as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.


                            /S/LAZAR LEVINE & FELIX LLP
                            ---------------------------
                            LAZAR LEVINE & FELIX LLP



New York, New York
August 10, 1999

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                   - ASSETS -

                                                                                      September 30,   December 31,
                                                                                           1999           1998
                                                                                      -------------   -----------
                                                                                       (Unaudited)
CURRENT ASSETS:
    Cash                                                                               $       545    $        96
    Interest receivable                                                                        700            400
                                                                                       -----------    -----------
TOTAL CURRENT ASSETS                                                                         1,245            496
                                                                                       -----------    -----------

OTHER ASSETS:
    Loans receivable - shareholders (Note 5)                                                53,682         53,682
    Loans receivable - other                                                                 5,000          5,000
    Goodwill, net of accumulated amortization  (Note 3f)                                   756,920        812,305
    Trademarks, net of accumulated amortization (Note 3e)                                  252,532        271,161
                                                                                       -----------    -----------
                                                                                         1,068,134      1,142,148
                                                                                       -----------    -----------

TOTAL ASSETS                                                                           $ 1,069,379    $ 1,142,644
                                                                                       ===========    ===========

                    - LIABILITIES AND SHAREHOLDERS' EQUITY -

CURRENT LIABILITIES:
    Accounts payable                                                                   $      --      $      --
                                                                                       -----------    -----------

TOTAL CURRENT LIABILITIES                                                                     --             --
                                                                                       -----------    -----------

COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)

SHAREHOLDER'S EQUITY (Note 4):
    Common stock - $.001 par value, 50,000,000 shares authorized,
      7,160,000 shares issued and outstanding for 1999
      and 1998                                                                               7,160          7,160
    Additional paid-in capital                                                           1,786,440      1,786,440
    Accumulated deficit                                                                   (724,221)      (650,956)
                                                                                       -----------    -----------

                                                                                         1,069,379      1,142,644
                                                                                       -----------    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             $ 1,069,379    $ 1,142,644
                                                                                       ===========    ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                  For the Nine Months Ended     For the Year Ended
                                                         September 30,             December 31,
                                                  -------------------------  ----------------------
                                                      1999         1998         1998        1997
                                                   ---------    ---------    ---------    ---------
                                                        (Unaudited)
REVENUES:
    Royalty income                                 $  55,418    $ 113,244    $ 213,244    $   9,740
                                                   ---------    ---------    ---------    ---------

TOTAL REVENUES                                        55,418      113,244      213,244        9,740

OPERATING COSTS:
    Selling, general and administrative expenses     125,789      307,005      432,160      128,435
                                                   ---------    ---------    ---------    ---------

(LOSS) FROM OPERATIONS                               (70,371)    (193,761)    (218,916)    (118,695)
                                                   ---------    ---------    ---------    ---------

OTHER INCOME (EXPENSE):
    Merger advance reserve (Note 6)                     --       (310,000)    (310,000)        --
    Interest income                                      300          200          400         --
                                                   ---------    ---------    ---------    ---------
                                                         300     (309,800)    (309,600)        --
                                                   ---------    ---------    ---------    ---------

(LOSS) BEFORE PROVISION FOR INCOME
    TAXES                                            (70,071)    (503,561)    (528,516)    (118,695)

    Provision for taxes (Note 3d)                      3,194          745          745         --
                                                   ---------    ---------    ---------    ---------

NET (LOSS)                                         $ (73,265)   $(504,306)   $(529,261)   $(118,695)
                                                   =========    =========    =========    =========


EARNINGS (LOSS) PER SHARE (NOTE 3k)

    Basic                                          $    --      $    (.06)   $    (.08)   $    (.01)
                                                   =========    =========    =========    =========

    Diluted                                        $    --      $    (.06)   $    (.08)   $    (.01)
                                                   =========    =========    =========    =========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                               Common Stock              Additional                        Total
                                                         --------------------------       Paid-in       Accumulated    Shareholders'
                                                           Shares         Amount          Capital         Deficit         Equity
                                                         ----------     -----------     -----------     -----------     -----------
Balance, January 1, 1997                                  1,000,000     $     1,000     $     2,000     $    (3,000)    $      --

Issuance of 10,000,000 shares of common
stock                                                    10,000,000          10,000          90,000            --           100,000

Stock split at the rate of 2.5 shares for one
on December 1, 1997                                      16,500,000          16,500         (16,500)           --              --

Issuance of 2,500,000 shares for the
acquisition of Ciro Jewelry on December
2, 1997                                                   2,500,000           2,500       1,252,500            --         1,255,000

Cancellation of stock (Note 1)                          (23,500,000)        (23,500)         23,500            --              --

Net (loss), December 31, 1997                                  --              --              --          (118,695)       (118,695)
                                                         ----------     -----------     -----------     -----------     -----------

Balance, December 31, 1997                                6,500,000           6,500       1,351,500        (121,695)      1,236,305

Net proceeds from issuance of additional
shares of common stock (Note 4)                             660,000             660         434,940            --           435,600

Net (loss), December 31, 1998                                  --              --              --          (529,261)       (529,261)
                                                         ----------     -----------     -----------     -----------     -----------

Balance, December 31, 1998                                7,160,000           7,160       1,786,440        (650,956)      1,142,644

Net (loss), September 30, 1999 (Unaudited)                     --              --              --           (73,265)        (73,265)
                                                         ----------     -----------     -----------     -----------     -----------

BALANCE, SEPTEMBER 30, 1999 (UNAUDITED)                   7,160,000     $     7,160     $ 1,786,440     $  (724,221)    $ 1,069,379
                                                        ===========     ===========     ===========     ===========     ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     For the Nine Months Ended              For the Year Ended
                                                                            September 30,                      December 31,
                                                                    ---------------------------         ---------------------------
                                                                       1999              1998             1998              1997
                                                                    ---------         ---------         ---------         ---------
                                                                            (Unaudited)
INCREASE (DECREASE) IN CASH:

CASH FLOWS FROM OPERATING
ACTIVITIES:
    Net (loss)                                                      $ (73,265)        $(504,306)        $(529,261)        $(118,695)
    Adjustments to reconcile net (loss) to net cash (used)
      provided by operating activities:
        Depreciation and amortization                                  74,014            74,014            98,684             2,056
        Bad debt provision                                             33,490           157,625           205,625              --
    Changes in assets and liabilities:
      (Increase) in accounts receivable                               (33,490)         (144,135)         (192,135)           (3,000)
      (Increase) in interest receivable                                  (300)             (200)             (400)             --
      Decrease in accounts receivable - affiliate                        --                --                --              22,500
      (Decrease) increase in accounts payable                            --              (3,005)           (3,005)             --
                                                                    ---------         ---------         ---------         ---------
        Net cash (used in)  provided by operating activities              449          (420,007)         (420,492)          (97,139)
                                                                    ---------         ---------         ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Loans to shareholders                                                --             (15,211)          (15,211)           (2,662)
                                                                    ---------         ---------         ---------         ---------
      Net cash (used) by investing activities                            --             (15,211)          (15,211)           (2,662)
                                                                    ---------         ---------         ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock                                             --             435,600           435,600           100,000
                                                                    ---------         ---------         ---------         ---------
      Net cash provided by financing activities                          --             435,600           435,600           100,000
                                                                    ---------         ---------         ---------         ---------

NET INCREASE (DECREASE) IN CASH                                           449               382              (103)              199

    Cash, at beginning of year                                             96               199               199              --
                                                                    ---------         ---------         ---------         ---------

CASH, AT END OF PERIOD                                              $     545         $     581         $      96         $     199
                                                                    =========         =========         =========         =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
    Cash paid during the year for:
      Income taxes                                                     $2,514            $3,745            $3,745                $0


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
                           --------------------------
                  (Information as of and for the Periods Ended
                    September 30, 1999 and 1998 is unaudited)


NOTE 1 -  NATURE OF BUSINESS:

          On November 12, 1997, Mid-Way Medical and Diagnostic Center, Inc. ("Mid-Way Medical") a Florida corporation, changed its domicile state to Nevada and changed is name to Ciro International, Inc. On December 2, 1997 Mid-Way Acquisition Corp. ("Mid-Way") a wholly- owned subsidiary of Mid-Way Medical merged with Ciro Jewelry, Inc.

          At the closing, the subsidiaries sole shareholder was issued 2,500,000 shares of the Company's stock in exchange for all the outstanding shares of the subsidiary. As a result of the merger all the assets, liabilities and the business of the subsidiary became the assets, liabilities and business of Mid-Way. Also at the same time the former majority shareholder of Mid-Way canceled all his remaining shares in the Company. After the merger Mid-Way changed it's name to Ciro Jewelry, Inc.

          On December 2 1997, Ciro International, Inc. ("the Company") merged with Ciro Jewelry Inc. (subsidiary) which owns a trademark for the "Ciro" jewelry name in the following countries: Bolivia, Chile, Hungary, Israel, Japan, Macao, Mexico, Monaco, Panama, Philippines,
          Portugal, South Korea, Russia and the United States. The Company licenses its trademark and receives royalties from the licensees.

          The Company was a wholly-owned subsidiary of Merchants T & F, Inc. until June 30, 1997.

NOTE 2 -  GOING CONCERN UNCERTAINTY:

          The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. For the nine months ended September 30, 1999 and for the year ended
          December 31, 1998, the Company incurred losses of $73,265 and $529,261, respectively, which increased the accumulated deficit to $724,221 and $650,956, respectively. In addition the Company's main source of royalty income had not paid royalties due for the year ended December 31, 1998 and has only paid a nominal amount as of September 30, 1999, and the ongoing relationship is in question (See Note 6).

          In view of these matters, realization of the assets of the Company is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. The financial statements do not include adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The Company believes that the trademark has value and will market it to other sources going forward.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
                           --------------------------
                  (Information as of and for the Periods Ended
                    September 30, 1999 and 1998 is unaudited)

NOTE 3 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of "Ciro International, Inc." and its wholly owned subsidiary "Ciro Jewelry, Inc". All material intercompany balances and transactions have been eliminated in consolidation.

     (b)  Use of Estimates:

          In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

     (c)  Concentration at Credit Risk/Fair Value:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company, from time to time, may maintain cash balances which exceed the federal depository insurance coverage limit. The Company performs periodic reviews of the relative credit rating of its bank to lower its risk. The carrying amounts of cash and accounts receivable approximate fair value due to the short-term nature of these items.

     (d)  Income Taxes:

          The Company utilizes Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes" ("SFAS 109"), which requires the use of the asset and liability approach of providing for income taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

          The Company has a net operating loss carryforward as of its year end, December 31, 1998, of approximately $608,000 which may be applied against future taxable income, and which expires in the years beginning in 2017. Since there is no assurance that the Company will generate future taxable income to utilize the deferred tax asset resulting from the net operating loss carryforward, the Company has not recognized this asset.

          The subsidiary filed as part of a different consolidated group for federal income tax purposes for the period January 1, to June 30, 1997 and on its own for the balance of 1997. For 1998, they filed as part of the Company's consolidated group.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
                           --------------------------
                  (Information as of and for the Periods Ended
                    September 30, 1999 and 1998 is unaudited)


NOTE 3 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

     (e)  Trademarks:

          Trademarks are being amortized over a 15 year period.

     (f)  Goodwill:

          Goodwill is being amortized using the straight-line method based upon the remaining useful life of the trademark, which is 12 years. The
          Company's policy is to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as per SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company establishes guidelines for determining fair value based on future net cash flows for the use of the assets and for the measurement of an impairment loss. Any impairment loss is recorded in the period in which the recognition criteria are first applied and met.

     (g)  Cash Equivalents:

          The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     (h)  Accounts Receivable:

          For the year ended December 31, 1998 and the nine months ended September 30, 1999 the Company has reserved the entire balance of accounts receivable in the amounts of $205,625 and 239,565 respectively. The receivable represents amounts due from a customer with which the Company had a merger agreement that was rescinded (see
          Note 6).

     (i)  Comprehensive Income:

          In 1998, the Company adopted Financial Accounting Standards Boards Statement No. 130, "Reporting Comprehensive Income", which prescribes standards for reporting other comprehensive income and its components. The Company had no items of other comprehensive income in any period presented and accordingly is not required to report a statement of comprehensive income.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
                           --------------------------
                  (Information as of and for the Periods Ended
                    September 30, 1999 and 1998 is unaudited)

NOTE 3 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

     (j)  Impact of Year 2000 Issue:

          The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs that have date sensitive software may recognize a dated using "00" as the year 1900 rather than the year 2000. This could potentially result in a systems failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in other similar normal business activities. The Company is in the process of upgrading its computer software to increase operational efficiencies and information analysis in order to ensure, to the extent practicable, that the new systems properly utilize dates beyond December 31, 1999.

     (k)  Earnings Per Share:

          The Company has adopted Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" (SFAS 128"), which has changed the method for calculating earnings per share. SFAS 128 requires the presentation of basic and diluted earnings per share on the face of the statement of operations. Earnings per common share is computed by dividing net income by the weighted average number of common shares and for diluted earnings per share also common equivalent shares outstanding.

          The following average shares were used for the computation of basic and diluted earnings per share:

          Years Ended December 31,               1998               1997
          ------------------------             ---------         ---------
          Basic                                6,926,339         8,982,192
          Diluted                              6,926,339         8,982,192

          Nine Months Ended September 30,        1999              1998
          -------------------------------      ---------         ---------
          Basic                                7,160,000         6,652,053
          Diluted                              7,160,000         6,652,053

NOTE 4 -  STOCKHOLDERS' EQUITY:

          Private Placement Offering:

          During 1998, the Company commenced selling common stock through a private placement memorandum. The offering was for the sale of a maximum of 1,500,000 shares of common stock at a price of $.66 per share. As of December 31, 1998, 660,000 shares were sold and the Company received gross proceeds of $435,600.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
                           --------------------------
                  (Information as of and for the Periods Ended
                    September 30, 1999 and 1998 is unaudited)


NOTE 5 -  RELATED PARTY TRANSACTIONS:

          Loans receivable - shareholder are non-interest bearing and have no formal repayment terms.

          As of August 1, 1997, a consulting agreement was entered into between the subsidiary and its then parent company, Merchants T & F, Inc. The agreement was for one year whereby the Company would pay the greater of $5,000 per month or 20% of the gross royalty income it earns to its parent, who would provide management consulting services. Management fees of $40,000 and $11,200 were paid in 1998 and 1997, respectively. Management fees for the nine month periods ended September 30,1999 and 1998 aggregated $0 and $40,000, respectively. The agreement was not renewed due to the merger with Ciro International, Inc.

          The Company paid rent for business property to Merchants T & F, Inc. Total rent for the years ended December 31, 1998 and 1997 was $24,000 and $6,000, respectively. Rent for the nine months ended September 30, 1999 and 1998 aggregated $18,000 and $20,000, respectively.

NOTE 6 -  CONTINGENCIES:

          In May 1998, the Company entered into an agreement to purchase the assets of Hamilton Jewelry, Inc., Oldco Bijoux, Inc. and KJL Vegas. In accordance with the signing of the agreement the Company advanced $310,000 in anticipation of the consummation of the deal.
          Subsequently, there was a mutual recision of this merger agreement. Although the Company plans to vigorously pursue its recoupment of the $310,000 advance , there is no certainty that it will be able to do so and accordingly the Company has reserved against the full amount of the advance.